Exhibit 99.2

FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS

SENESTECH, INC.

Subscription Rights to Purchase Units

Offered Pursuant to Subscription Rights Distributed to Stockholders and Eligible Warrant Holders of SenesTech, Inc.

[______], 2018

Dear Stockholder:

This letter is being distributed by SenesTech, Inc. (the “Company”) to all holders of record of shares of its common stock, $0.001 par value per share (the “Common Stock”), and eligible holders of warrants to purchase Common Stock, as of 5:00 p.m., Eastern Time, on July 24, 2018 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Subscription Rights”) to subscribe for and purchase Units. Each Unit entitles the holder to one share of the Company’s common stock and one warrant. Each warrant will be exercisable for one share of Common Stack. The Subscription Rights and Units are described in the prospectus dated [______], 2018 (a copy of which accompanies this notice) (the “Prospectus”). Pursuant to the Rights Offering, the Company is issuing Subscription Rights to subscribe for up to [______] Units on the terms and subject to the conditions described in the Prospectus, at a subscription price of $[______] per Unit (the “Subscription Price”).

The Subscription Rights may be exercised at any time during the subscription period, which commences on July 25, 2018 and ends at 5:00 p.m., Eastern Time, on August 8, 2018, unless extended in the sole discretion of the Company (as it may be extended, the “Expiration Date”). As described in the Prospectus, holders will receive one Subscription Right for every share of Common Stock owned or deemed to be owned on the Record Date, evidenced by non-transferable subscription rights certificates (the “Subscription Rights Certificates”). Each Subscription Right entitles the holder to purchase one Unit at the Subscription Price (the “Basic Subscription Right”).

Based on 18,068,235 shares of common stock outstanding and 5,043,250 shares of our common stock issuable upon the exercise of eligible warrants outstanding as of July 12, 2018, we would grant Subscription Rights to acquire [______] Shares but will only accept subscriptions for an aggregate amount of $15,000,000, or [______] Units. Accordingly, sufficient Units may not be available to honor your subscription in full. If exercises of Basic Subscription Rights exceed the number of Units available in the Rights Offering, we will allocate the available Units in proportion to the number of shares of our Common Stock each of the record holders owned or were deemed to own on the Record Date, relative to the number of shares owned or deemed to be owned on the Record Date by all record holders exercising the basic subscription right. If this pro rata allocation results in any record holders receiving a greater number of Units than the record holder subscribed for pursuant to the exercise of the Basic Subscription Right, then such record holder will be allocated only that number of Units for which the record holder subscribed, and the remaining Units will be allocated among all other record holders exercising their Basic Subscription Right on the same pro rata basis described above. The proration process will be repeated until all Units have been allocated. If for any reason the amount of Units allocated to you is less than you have subscribed for, then the excess funds held by the Subscription Agent on your behalf will be returned to you, without interest, as soon as practicable after the Rights Offering has expired and all prorating calculations and reductions contemplated by the terms of the Rights Offering have been effected, and we will have no further obligations to you.

Holders who fully exercise their Basic Subscription Right are entitled to subscribe for additional Units that remain unsubscribed as a result of any unexercised Basic Subscription Rights pursuant to the terms and conditions of the Rights Offering, subject to proration and stock ownership limitations as described in the Prospectus (the “Over-Subscription Right”).

The Company will not issue fractional shares. Fractional shares resulting from the exercise of the Basic Subscription Right and the Over-Subscription Right will be eliminated by rounding down to the nearest whole share of Common Stock and Warrant, as applicable. Any excess subscription payment received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable after the Rights Offering has expired.

Enclosed are copies of the following documents:

1.	Prospectus
2.	Subscription Rights Certificate
3.	Instructions as to use of Subscription Rights Certificate
4.	Notice of Guaranteed Delivery
5.	Return envelope, addressed to Broadridge Corporate Issuer Solutions, Inc. (the “Subscription Agent”)

Exhibit 99.2

Your prompt attention is requested. To exercise your Subscription Rights, you should deliver the properly completed and signed Subscription Rights Certificate, with payment of the Subscription Price in full for each Unit subscribed for pursuant to the Basic Subscription Right and Over-Subscription Right, if applicable, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the properly completed and duly executed Subscription Certificate and full payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Date. You cannot revoke the exercise of your Subscription Right. Subscription Rights not exercised at or prior to 5:00 p.m., Eastern Time, on the Expiration Date will expire.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC., THE INFORMATION AGENT, TOLL-FREE AT (855) 793-5068.